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Page 9                                               Exhibit 99.2




                    REPORT OF INDEPENDENT ACCOUNTANTS

We have examined management's assertion that, as of December 31, 1997, First Omni Bank, N.A. ("First Omni") maintained effective internal control over the servicing of credit card receivables for First Omni Bank Credit Card Master Trust (the "Trust").

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the loan servicing process, testing and evaluating the design and operating effectiveness of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over the loan servicing process to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assertion that First Omni maintained effective internal control over the servicing of credit card receivables for the Trust as of December 31, 1997, is fairly stated, in all material respects, based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as described in "Internal Control - Integrated Framework".



                                      COOPERS & LYBRAND, L.L.P.
Baltimore, Maryland
February 13, 1998

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Page 10




February 13, 1998



               Assertion by First Omni Bank, N.A.

The management of First Omni Bank, N.A. is responsible for establishing and maintaining effective internal control over the loan servicing for the First Omni Credit Card Master Trust (the "Trust"). The system contains monitoring mechanisms, and actions are taken to correct deficiences identified.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention of overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control over the loan servicing for the Trust as of December 31, 1997. This assessment was based on criteria for effective internal control described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that First Omni Bank, N.A. maintained effective internal control over the loan servicing for the Trust as of December 31, 1997.



 /s/ Richard H. White
---------------------
Richard H. White
President & CEO


 /s/ Richard H. Welsh
-------------------------
Richard H. Welsh
Vice President/Controller


 /s/ Lawrence A. Biasotto
-------------------------
Lawrence A. Biasotto
Vice President/Technology Mgmt.